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                                                                EXHIBIT 4.1




                                  [LETTERHEAD]




For additional information, please contact:                   September 16, 1996
       Robert J. Mulder
       (916) 674-4444



                            P R E S S   R E L E A S E


FEATHER RIVER STATE BANK, the banking subsidiary of California Independent Bancorp, today announced the signing of a definitive agreement whereby FRSB will acquire EPI LEASING COMPANY of Citrus Heights (near Sacramento).

EPI is an established equipment leasing company with annual volume of more than $12 million in business equipment leases generated from throughout the United States, but mostly from the western states.

Robert Mulder, President and Chief Executive Officer of FRSB, stated that EPI will become a subsidiary of FRSB. "This structure allows us to acquire some, but not all, leases generated by EPI, allowing FRSB to further diversify its asset portfolio with high-yielding, quality leases from a dependable source." In addition, EPI will continue its role as broker/seller whereby its leases are sold to other funding sources around the country.

Carolyn Roth, President and owner of EPI, stated that she was extremely pleased to be associated with FRSB, giving her the capital and resource backing to significantly increase the volume generated by EPI. "EPI is planning to add an outside salesperson to its current staff of 17 people to handle primarily agricultural equipment leases expected to be generated in FRSB's primary trading area of Yuba, Sutter, Colusa and Yolo Counties, where FRSB operates six branches."

The transaction is subject to required regulatory approvals and is expected to be completed within 30 days.



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